

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

Via E-mail
Ken Z. Cai
President
Minco Gold Corporation
Suite 2772, 1055 West Georgia Street
P.O. Box 11176
Vancouver, B.C., Canada V6E 3R5

Re: **Minco Gold Corporation**
              Form 20-F for the Year Ended December 31, 2014
              Filed March 31, 2015
              File No. 001-32670

Dear Mr. Cai:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014
Item 5. Operating and Financial Review and Prospects
Summary of quarterly results, page 46

1.   We note from your disclosure that you have revised your previously filed June 30, 2014 and September 30, 2014 unaudited interim condensed consolidated financial statements. However, you have not furnished your unaudited interim condensed consolidated financial statements in a Form 6-K with the Commission. Please clarify how you comply with Rules 13(a)-16 and 15(d)-16 under the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Steve Lo at (202) 551-3394 or Angela Lumley at (202) 551-3398 with questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining